

April 24, 2015

Via E-mail
Lisa A. Conte
Chief Executive Officer and President
Jaguar Animal Health, Inc.
185 Berry Street, Suite 1300
San Francisco, California 94107

> **Re:** **Jaguar Animal Health, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-198383**

Dear Ms. Conte:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Balance Sheets, page F-2

1. It appears that you are applying a convention to your pro forma column to reflect only amounts in that column that have changed from your historical balances. If this is true, please make the following revisions to the pro forma column or explain to us why these revisions are not necessary:

   • Please add a dash to the "warrant liability" line (similar to that used in the preferred stock line) to indicate that this liability is zero on a pro forma basis; and

   • Replace the "total current liabilities" line to reflect the appropriate total. In this regard, it appears that the amount should be $2,785,401.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Donald C. Reinke, Esq.
       Marianne C. Sarrazin, Esq.
       Reed Smith LLP
       101 Second Street, Suite 1800
       San Francisco, California 94105